FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
July 26, 2011

3.	News Release
July 26, 2011 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. announced it has granted consent for the transfer of rights for the development and commercialization of vernakalant (IV) in Canada, Mexico and the United States, from Astellas US LLC ("Astellas"), the U.S. subsidiary of Astellas Pharma Inc. to Merck & Co., Inc..  Merck now holds exclusive global rights to the intravenous (IV) formulation of vernakalant (vernakalant [IV]) for rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.  Vernakalant (IV) is currently marketed in the European Union (EU), and other countries under the trade name BRINAVESS™.  Merck, known as MSD outside the US and Canada, also has exclusive global rights to the oral formulation of vernakalant (vernakalant [oral]) which is being studied for the maintenance of normal heart rhythm in patients with atrial fibrillation

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
July 26, 2011

Per:	“Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

Cardiome Consents to Transfer of North American Rights for Vernakalant (IV)

VANCOUVER, British Columbia, July 26, 2011 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) today announced it has granted consent for the transfer of rights for the development and commercialization of vernakalant (IV) in Canada, Mexico and the United States, from Astellas US LLC ("Astellas"), the U.S. subsidiary of Astellas Pharma Inc., to Merck & Co., Inc.. Merck now holds exclusive global rights to the intravenous (IV) formulation of vernakalant (vernakalant [IV]) for rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Vernakalant (IV) is currently marketed in the European Union (EU), and other countries under the trade name BRINAVESS™. Merck, known as MSD outside the US and Canada, also has exclusive global rights to the oral formulation of vernakalant (vernakalant [oral]) which is being studied for the maintenance of normal heart rhythm in patients with atrial fibrillation.

"We are pleased that Merck has taken steps to acquire global development and commercialization rights to vernakalant IV. We would like to thank Astellas for their many contributions to this program and we look forward to working with Merck to restart the advancement of vernakalant (IV) in North America." said Doug Janzen, Chief Executive Officer of Cardiome.

All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement are now assumed by Merck without change. Cardiome will continue to be responsible for 25 percent of development costs up to FDA approval, while Merck will be responsible for 75 percent of development costs and all future manufacturing and commercialization costs in North America.

About Vernakalant

Vernakalant is a new chemical entity discovered by Cardiome and designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease. Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug is currently being developed for two potential applications: (1) vernakalant (IV) is being evaluated as a potential candidate to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (2) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.

In September 2010, BRINAVESS (Vernakalant [IV]) was granted marketing approval in the European Union (EU), Iceland and Norway for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders with a high unmet medical need. Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Cardiome Forward-Looking Statement

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe," "may," "plan," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT: Cardiome Investor Relations
         (604) 676-6993 or Toll Free: 1-800-330-9928
         Email: ir@cardiome.com